

January 8, 2015

<u>Via E-mail</u>
Liudmila Shokhina
President
Petrichor Corp.
18801 Collins Avenue, Suite 102-252
Sunny Isles Beach, FL 33160

> **Re: Petrichor Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 19, 2014**
> **File No. 333-198969**

Dear Ms. Shokhina:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 of our letter dated December 5, 2014. Please explain to us how you generated your historical revenues with a view to understanding how you intend to generate future revenues. In this respect, we note that your business plan focuses on online translation services but your website is not yet operational. Additionally, please provide additional information to help us understand how you have "actively pursued [your] business plan."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

            Sincerely,

            /s/ Mara L. Ransom

            Mara L. Ransom
            Assistant Director

cc: Diane J. Harrison